# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XYLO TECHNOLOGIES LTD, CIK 0001618500
CUSIP: 58471G508
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, Tel Aviv, Israel (L3), 6971072
Date of event which requires filing of this statement: 05/29/2025
Filed by CIK 0001749628
Persons authorized to receive notices and communications: L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 2,900,000; shared voting power 0; sole dispositive power 2,900,000; shared dispositive power 0; aggregate amount beneficially owned 2,900,000 (5.66% of the class)
  Comment: (1) Includes 2,900,000 ordinary shares underlying 72,500 ADSs held by L.I.A Pure Capital Ltd. (2) Based on 51,241,661 ordinary shares outstanding as of April 17, 2025 (based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025).
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: affiliate funds (AF); sole voting power 2,900,000; shared voting power 0; sole dispositive power 2,900,000; shared dispositive power 0; aggregate amount beneficially owned 2,900,000 (5.66% of the class)
  Comment: (1) Includes 2,900,000 ordinary shares underlying 72,500 ADSs held by L.I.A Pure Capital Ltd. (2) Based on 51,241,661 ordinary shares outstanding as of April 17, 2025 (based on the Issuer's Notice and Proxy Statement in connection with the special general meetings, furnished to the Securities and Exchange Commission on April 21, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: XYLO TECHNOLOGIES LTD
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, Tel Aviv, Israel (L3), 6971072
Comment: The undersigned, L.I.A Pure Capital Ltd., a private company organized under the laws of the State of Israel, company no. 514408715 ("Pure Capital"), and Kfir Silberman, an Israeli citizen and Pure Capital's chief executive officer, sole director, and sole shareholder, (collectively, the "Reporting Persons"), hereby file this Amendment No. 4 to Schedule 13D (the "Schedule 13D" or "Schedule"), previously filed on February 18, 2025 and amended on April 17, 2025, April 22, 2025, and May 29, 2025, with respect to the ordinary shares, no par value ("Ordinary Share"), underlying American Depositary Shares ("ADSs") of Xylo Technologies Ltd., a company organized under the laws of Israel, with registered offices located at 10 Hanechoshet St., 4th Floor, Tel-Aviv 6971072, Israel (the "Issuer"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On May 29, 2025, Pure Capital filed a request (the "Application") to the district court of Tel Aviv (Economic Division) (the "Court"), requesting that the Court approve the arrangement between the Issuer and its shareholders (the "Arrangement"), pursuant to Section 350 of the Israeli Companies Law and the regulations promulgated thereunder (the "Companies Law").

Pursuant to the Companies Law and the Court's decision on May 30, 2025, any person wishing to object to the Application must submit their objection to the Court no later than June 15, 2025.

Although the Arrangement has been approved at the general meetings of the Issuer's shareholders, it remains subject to approval by the Court, and the Reporting Persons cannot guarantee whether the Court will approve the Arrangement. Consummation of the Arrangement is expected to occur only after the Court's approval has been obtained.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman (06/04/2025)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (06/04/2025)